Exhibit 99.1

Press Release

Eltek Reports 2021 Second Quarter Financial Results

•	Revenues of $9.1 million in the second quarter of 2021 compared to $8.8 million in the second quarter of 2020
•	Gross profit of $2.4 million in the second quarter of 2021 compared to $1.9 million in the second quarter of 2020
•	Net profit of $825,000 in the second quarter of 2021 compared to net profit of $704,000 in the second quarter of 2020
•	Achieved EBITDA of $1.4 million in the second quarter of 2021, or 15.2% of total sales compared to EBITDA of $1.2 million in the second quarter of 2020
•	Cash and cash equivalents as of June 20, 2021 were $9.2 million

PETACH-TIKVA, Israel, August 18, 2021 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended June 30, 2021.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased that our second quarter reflects the return to improved results. We are gratified that despite the global Covid-19 pandemic that resulted in the short supply of various critical raw materials and the related challenges, we were able to grow our top line by 3.9% compared to the second quarter of 2020 and improve our gross margins from 21.6% in Q2 2020 to 25.9% in Q2 2021."

 “We are operating in a challenging business environment these days, mainly due to the global supply chain crisis, which was not resolved yet. As previously announced, during 2021 we were impacted by the worldwide shortage of Pyralux AP, a key material produced by DuPont. During the second quarter we were able to obtain authorizations from some of our customers to use alternative raw materials.” added Mr. Yaffe.

“During the second quarter we faced price increases for some of our raw materials. In addition, some of our operating expenses are dominated in New Israeli Shekel (“NIS”) and were negatively affected due to the devaluation of the US$ against the NIS. Nevertheless these challenges, we were able to improve our gross margin in the second quarter” said Mr. Yaffe.

“We are conducting several R&D programs and making effort to become an innovative industry leader. Eltek is making the necessary operational adjustments to expand our business, improve customer satisfaction, increase revenues, maintain the trend of improved operational results,” concluded Mr. Yaffe.

Highlights of the Second Quarter of 2021 compared to the Second Quarter of 2020

•	Revenues for the second quarter of 2021 were $9.1 million compared to revenues of $8.8 million in the second quarter of 2020;

•	Gross profit increased to $2.4 million (25.9% of revenues) in the second quarter of 2021 compared to $1.9 million (21.6% of revenues) in the second quarter of 2020;

•	Operating profit increased to $944,000 (10.3% of revenues) during the second quarter of 2021 as compared to operating profit of $809,000 (9.2% of revenues)in the second quarter of 2020;

•	Net profit was $825,000, or $0.14 per fully diluted share in the second quarter of 2021 compared to net profit of $704,000, or $0.16 per fully diluted share, in the second quarter of 2020;

•	EBITDA was $1.4 million in the second quarter of 2021 compared to EBITDA of $1.2 million in the second quarter of 2020;

•	Net cash provided by operating activities amounted to $380,000 in the second quarter of 2021 compared to net cash provided by operating activities of $1.4 million in the second quarter of 2020.

•	Cash and cash equivalents as of June 30, 2021 were $9.2 million compared to $4.7 million as of December 31, 2020.

Highlights for the First Six Months of 2021

•	Revenues for the first six months of 2021 were $16.3 million compared to $17.9 million in the first six months of 2020;

•	Gross profit was $3.5 million (21.5% of revenues) compared to gross profit of $3.7 million (20.6% of revenues) in the first six months of 2020;

•	Operating profit was $1.1 million compared to operating profit of $1.4 million in the first six months of 2020;

•	Net profit was $1.0 million, or $0.18 per fully diluted share compared to net profit of $1.2 million, or $0.28 per fully diluted share in the first six months of 2020;

•	EBITDA was $2.0 million in the first six months of 2021, compared to EBITDA of $2.2 million in the first six months of 2020;

•
Net cash provided by operating activities amounted to $2.8 million in the first six months of 2021 compared to net cash provided by operating activities of $2.9 million in the first six months of 2020.

Conference Call
Today, Wednesday, August 18, 2021, at 8:00 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-723-3164
Israel:	03-9180691
International:	+972-3-9180691

At: 8:00 a.m. Eastern Time 5:00 a.m. Pacific Time 15:00 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023
(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Revenues	9,132	8,792	16,338	17,949
Costs of revenues	(6,765)	(6,892)	(12,827)	(14,246)
Gross profit	2,367	1,900	3,511	3,703

Selling, general and administrative expenses	(1,413)	(1,095)	(2,421)	(2,284)
R&D expenses, net	(10)	4	(10)	2
Operating profit	944	809	1,080	1,421

Financial expenses, net	(84)	(83)	20	(139)
Other income, net	-	-	(3)	-
Profit before income tax	860	726	1,097	1,282

Tax expenses	(35)	(22)	(50)	(38)
Net Profit	825	704	1,047	1,244

Earnings per share
Basic and diluted net profit per ordinary share	0.14	0.16	0.18	0.28

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,840	4,380	5,840	4,380

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,871	4,380	5,868	4,380

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	December 31,
	2021	2020

Assets

Current assets
Cash and cash equivalents	9,169	4,735
Receivables: Trade, net of provision for doubtful accounts	7,388	9,062
Other	784	700
Inventories	3,904	3,704
Prepaid expenses	422	619

Total current assets	21,667	18,820

Long term assets
Restricted deposits	215	62
Severance pay fund	63	64
Operating lease right of use assets	8,801	8,948
Total long term assets	9,079	9,074

Fixed assets, less accumulated depreciation	6,893	7,263

Total Assets	37,639	35,157

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	502	676
Accounts payable: Trade	3,881	4,452
Other	3,499	3,831
Short-term operating lease liabilities	806	742

Total current liabilities	8,688	9,701

Long-term liabilities
Long term debt, excluding current maturities	4,125	1,495
Employee severance benefits	323	338
Deferred tax liabilities	99	84
Long-term operating lease liabilities	8,085	8,272

Total long-term liabilities	12,632	10,189

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,840,357	5,296	5,296
Additional paid-in capital	22,846	22,846
Cumulative foreign currency translation adjustments	2,975	3,153
Capital reserve	1,267	1,084
Accumulated deficit	(16,065)	(17,112)
Shareholders' equity	16,319	15,267
Total liabilities and shareholders' equity	37,639	35,157

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP net Income (loss)	825	704	1,047	1,244
Add back items:

Financial expenses, net	84	83	(20)	139
Income tax expense	35	22	50	38
Depreciation and amortization	442	391	885	786
Non-GAAP EBITDA	1,386	1,200	1,962	2,207

Eltek Ltd.
Consolidated Statement of  Cash flow
(In thousands US$)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Cash flows from operating activities:

Net Income	825	704	1,047	1,244

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	442	391	886	786
Stock-based compensation	170	17	183	43
Revaluation of long term loans	-	(6)	-	4
Increase in deferred tax liabilities	9	6	16	12
	621	408	1,085	845

Decrease (increase) in operating lease right-of-use assets	20	1	24	(4)
Decrease (increase) in trade receivables	(1,482)	280	1,546	149
Decrease in other receivables and prepaid expenses	315	49	95	187
Decrease (increase) in inventories	252	27	(250)	248
Decrease in trade payables	(211)	(113)	(411)	(370)
Increase (decrease) in other liabilities and accrued expenses	44	17	(279)	538
Increase (decrease) in employee severance benefits, net	(4)	24	(10)	40
	(1,066)	285	715	788

Net cash provided by operating activities	380	1,397	2,847	2,877

Cash flows from investing activities:
Purchase of fixed assets	(331)	(250)	(538)	(454)
Restricted deposits	(154)	(58)	(154)	(58)
Net cash used in investing activities	(485)	(308)	(692)	(512)

Cash flows from financing activities:
Short- term bank credit, net	-	(326)	(377)	(765)
Repayment of short- term shareholder loan	-	(571)	-	(571)
Repayment of long-term loans from bank	(38)	(35)	(77)	(108)
Proceeds from long-term loans	3,062	1,141	3,062	1,141
Repayment of credit from fixed asset payables	(274)	(152)	(285)	(304)
Net cash used in financing activities	2,750	57	2,323	(607)

Effect of translation adjustments	119	47	(44)	21

Net increase (decrease) in cash and cash equivalents	2,764	1,193	4,434	1,779

Cash and cash equivalents at beginning of the period	6,406	2,214	4,735	1,628

Cash and cash equivalents at period end	9,169	3,407	9,169	3,407